08027169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8- 67271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALARIS TRADING PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2002 JIMMY DURANTE BLVD.
(No. and Street)

DEL MAR (City) CA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARREN DAY (858)617-6401 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA
AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

5830 OBERLIN DRIVE #300 (Address) SAN DIEGO (City) CA (State) 92121-4717 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARREN DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALARIS TRADING PARTNERS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER MEMBER
Title

Notary Public

OFFICIAL SEAL
ERIK G. SLOAN
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1784883
SAN DIEGO COUNTY
MY COMM. EXP. DEC. 13, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Alaris Trading Partners, LLC

for the Years ended December 31, 2007 and 2006
with Report of Independent Auditor

Alaris Trading Partners, LLC

Financial Statement

Years ended December 31, 2007 and 2006

Contents

Steven Martinez, CPA
An Accountancy Corporation

Suite 300
5830 Oberline Drive
San Diego, California 92121-4717

Phone: (858) 535-9935
Fax: (858) 535-9194
smcpa@sbcglobal.net

Report of Independent Auditor

To the Members
Alaris Trading Partners, LLC:

I have audited the accompanying statement of financial position of Alaris Trading Partners, LLC, as of December 31, 2007 and 2006, and the related statements of income, changes in members' equity, and changes in financial condition, for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Alaris Trading Partners, LLC, at December 31, 2007 and 2006 and the results of its operations and changes in financial condition for the years then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole.

S. Martinez, CPA
Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2008

Alaris Trading Partners, LLC
Statement of Financial Condition
December 31,

	2007	2006
Assets		
Current Assets:		
Cash	**$ 321,743**	$ 500,017
Clearing firm deposit	**917,938**	560,790
Prepaid expenses	**10,514**	-
Total current assets	**1,250,195**	1,060,807
Fixed assets, net of accumulated depreciation	**64,180**	81,876
Other assets	**3,977**	-
Total assets	**1,318,352**	1,142,683
Liabilities and Members Equity		
Liabilities:		
Accounts and accrued payables	**188,871**	80,718
Soft dollars payable	**183,570**	56,625
Total liabilities	**372,441**	137,343
Commitments and Contingencies (See Notes)		
Members' equity	**945,911**	1,005,340
Total Liabilities and Members Equity	**$ 1,318,352**	$ 1,142,683

See accompanying notes.

Alaris Trading Partners, LLC
Statement of Income
For the years ended December 31,

	2007	2006
Income		
Commissions	**$ 2,941,767**	$ 92,165
Expenses		
Commissions and clearing charges	**314,599**	34,527
Communications	**164,520**	46,901
Depreciation	**29,568**	15,321
Legal and professional	**117,332**	75,899
Rent	**185,373**	82,912
Salaries, wages and benefits	**624,254**	174,632
Soft dollar expenses	**1,542,414.90**	26,778
Travel and entertainment	**88,987**	50,706
General and administrative	**497,763**	88,844
Total operating expenses	**3,564,811**	596,520
Net loss from operations	**(623,044)**	(504,355)
Other income:		
Interest income	**79,014**	16,118
Other income	**12,634**	-
Net other income	**91,648**	16,118
State income taxes	**7,925**	800
Net loss	**$ (539,321)**	$ (487,437)

See accompanying notes.

Alaris Trading Partners, LLC
Statement of Changes in Members Equity
For the year ended December 31, 2007 and 2006

Balance at December 31, 2005	**$ (14,378)**
Members capital contributions	**1,507,155**
Net loss	**(487,437)**
Balance at December 31, 2006	**$ 1,005,340**
Members capital contributions	**479,892**
Net loss	**(539,321)**
Members distributions	**-**
Balance at December 31, 2007	**$ 945,911**

See accompanying notes.

Alaris Partners Trading, LLC
Statement of Changes in Financial Condition
for the Years ended December 31,

	2007	2006
Operating Activities:		
Net loss	**$ (539,321)**	$ (487,437)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	**29,568**	15,321
Increase in clearing firm deposit	**(357,148)**	(560,790)
Increase in prepaid expenses	**(3,977)**	-
Increase in other assets	**(10,514)**	-
Increase in accounts and accrued payables	**108,153**	57,199
Increase in soft dollars payable	**126,945**	56,625
Total Adjustments	**(106,973)**	(431,645)
Net cash used by operating activities	**(646,294)**	(919,082)
Investing Activities:		
Fixed assets aquired	**(11,872)**	(97,197)
Net cash used by investing activities	**(11,872)**	(97,197)
Financing Activities:		
Members capital contributions	**479,892**	1,507,155
Net cash provided by financing activities	**479,892**	1,507,155
Net increase in cash	**(178,274)**	490,876
Cash at beginning of year	**500,017**	9,141
Cash at end of year	**$ 321,743**	$ 500,017

See accompanying notes.

Alaris Trading Partners, LLC
Notes to Financial Statement
December 31, 2007 and 2006

1. Organization and Summary of Significant Accounting Policies

Organization

We are an introducing broker dealer. We conduct our business from our offices in San Diego, California and Jersey City, New Jersey and we engage in the following business activities with institutional clients;

- Broker or dealer retailing listed and unlisted corporate equity securities;
- Broker or dealer selling corporate debt securities;
- U.S. government securities;
- Investment advisory services

Our transactions are conducted on a fully disclosed basis with another broker-dealer, Goldman Sachs Execution and Clearing LP, a NYSE member firm. We are approved as a securities broker dealer by the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, State of California and State of New Jersey. Accordingly, we operate under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Basis of Accounting

Our financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Revenue recognition:
Our revenue is commission based and is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

Property, computers, equipment and leasehold improvements:
Our fixed assets are stated at cost, less accumulated depreciation. Fixed assets consist of computers, office furniture and equipment, as well as leasehold improvements, with a cost exceeding $500. Depreciation is provided on a double declining balance method over the underlying assets useful life, ranging from three to seven years. Salvage is considered and is estimated to be zero.

Use of Estimates

In preparing our financial statements in conformity with generally accepted accounting principles we make certain estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the Year in which the adjustments are determined.

1. Organization and Summary of Significant Accounting Policies (Continued)

Cash and Cash Restrictions

Our cash consists of amounts held on deposit with financial institutions. We do not hold any certificates of deposits or government securities. We do have $65,000 on deposit that is restricted in order to satisfy our security deposit agreement underlying our Jersey City office lease.

We are exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii). However, in the year ended December 31, 2007, we established and maintain a special reserve bank account for the exclusive benefit of our soft-dollar customers. This special reserve account maintains a cash balance greater than 105 percent of our soft-dollar liabilities, computed on a monthly basis. This reserve account is separate from all other bank accounts.

At December 31, 2007 the cash balance in our special reserve account was $229,738 and our soft-dollar liabilities were $183,570. Accordingly, the cash balance in our special reserve account exceeded our soft-dollar liabilities by 125 percent.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of temporary cash investments. We place our temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2007 we had $939,681 on deposit among different institutions which exceeded the maximum insurance coverage.

Income Taxes

We do not record a provision for federal or state income taxes. We are a partnership, not subject to income taxes. Our partners are required to include their proportionate share of income in their income tax return.

We are subject to an annual California Franchise Tax and fee, measured on our apportioned California gross receipts. Our 2007 and 2006 California Franchise Tax and Fee is $6,800 and $800, respectfully.

We are subject to a New Jersey tax based upon the number of partners. Our 2007 fee was $1,125.

2. Clearing Firm Deposit

We are required to maintain a certain amount of cash on deposit with Goldman Sachs to satisfy the Company's deposit requirement under our clearing agreement. The amount on deposit is restricted and the amount can fluctuate.

3. Fixed Assets and Depreciation

At December 31, 2007 and 2006 our depreciable fixed assets consisted of the following:

	2007	2006
Leasehold improvements	$13,113	$13,113
Office furniture	13,056	12,079
Computers and Software	82,900	72,005
Total fixed assets	109,069	97,197
Less: Accumulated depreciation	(44,889)	(15,321)
Fixed assets, net	$64,180	$81,876

4. Lease Obligations

We lease our San Diego office and Jersey City office. Our future obligation under these leases are as follows:

Year Ending December 31,	San Diego Office	New Jersey Office	Total
2008	$ 64,884	$ 114,520	**$ 181,412**
2009	64,884	114,520	**181,413**
2010	64,884	114,520	**181,414**
2011	-	85,890	**87,901**
Total	$ 194,652	$ 429,450	**$ 624,102**

5. Net Capital Requirements

We are subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital. Our minimum net capital requirement is $250,000. Our aggregate indebtedness to net capital ratio must be less than 800%.

On December 31, 2007 and 2006 the Company's net capital was $801,244 and $923,464, respectively. This amount exceeded our minimum net capital requirement by $551,244 and $608,464, respectively.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 and 2006 was 46 to 1 and 16 to 1, respectively.

****

Alaris Trading Partners, LLC

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2007

	Focus Report December 31, 2007	Audited Financial Statements December 31, 2007	Change	Comment
Total assets	$ 1,369,428	$ 1,318,352	$ 51,076	Difference is due to classification of certain accounting assertion. The net effect of this reclassification is not material to the financial statements or to the calculation of the Company's net capital requirements.
Less: Liabilities	(423,517)	(372,441)	(51,076)	
Net worth	945,911	945,911	-	
Less: Non-Allowable Assets				
Restricted cash	(65,993)	(65,993)	-	Cash held by Wells Fargo Bank to pacify office facility security deposit.
Fixed assets	(64,180)	(64,180)	-	
Other assets	(64,574)	(14,494)	(50,080)	Prepaid expenses and other assets.
Total Non-Allowable Asse	(194,747)	(144,667)	(50,080)	
Tentative Net Capital	751,164	801,244	(50,080)	
Less:				
Haircuts	-	-	-	
Net Capital	751,164	801,244	$ (50,080)	
Minimum Net Capital Require	**250,000**	**250,000**		
Excess Net Capital	**$ 501,164**	**$ 551,244**		
Ratio of aggregate indebtedness to net capital	**56%**	**46%**		

See accompanying notes.

Alaris Trading Partners, LLC
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 and 2006

Alaris Trading Partners, LLC is exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii).

Alaris Trading Partners, LLC
Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2007 and 2006

Alaris Trading Partners, LLC is exempt from the Possession and Control Requirements of Rule 15c3-3(k)(2)(ii).

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 300
5830 Oberline Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194
smcpa@sbcglobal.net

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Alaris Trading Partners, LLC

In planning and performing my audit of the financial statements of Alaris Trading Group, LLC, for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's control..

Also, required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verification, and comparisons. and recordation of differences required by rule 17a-13
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design in operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of his report are considered by the SEC to be adequate or its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members and management, the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2008

END